FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004
Commission File Number: 001-14499

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EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No...X..
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Embratel Participações S.A. (“Embrapar”) has filed with the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission, the minutes of a special meeting of its Board of Directors, which was held on December 15, 2004.

The following is a summary of the minutes of the meeting:

The Board of Officers presented to the members of the Board of Directors the terms and conditions of a capital increase, which has the purpose of strengthening the financial standing of Embrapar and its subsidiaries and providing the financial flexibility necessary to carry out its investment plans and future initiatives for the growth of its business.

The Board of Directors approved (1) the calling of an Extraordinary Shareholders Meeting for January 5, 2005 to approve the increase in Embrapar’s authorized capital from 700 billion shares to one trillion shares in order to implement the capital increase and (2) the following terms and conditions for the capital increase:

  the amount of the capital increase will be up to R$1,903,000,000, equivalent to approximately U.S.$700,000,000, which will be paid in cash;
  new common and preferred shares will be issued for private subscription in the same proportion as Embrapar’s current common and preferred shares;
  the subscription rights to any unsold shares will be reoffered, in the manner provided for under Brazilian law, to shareholders who have requested additional shares; and
  the right to subscribe for shares in the capital increase will be extended to U.S. investors who hold common shares, preferred shares or American Depositary Shares representing preferred shares, in accordance with applicable U.S. laws. For this purpose, a registration statement on Form F-3 will be filed with the U.S. Securities and Exchange Commission (“SEC”).

The final terms of the capital increase, including its final amount in reais, the issue price of the shares and other applicable terms will be determined by the Board of Directors at a further meeting to be held after the Extraordinary Shareholders’ Meeting deciding on the increase in Embrapar’s authorized capital takes place and after any necessary SEC review. The final terms will then be disclosed in a notice to Embrapar shareholders.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national local service provider for corporate customers. Service offerings include: telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 32,466 km of fiber cables.

The information contained in this document may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including statements regarding the Company’s business, financial, regulatory, environment, strategy, trends and other projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any acquisitions and the integration thereof, risks associated with the international nature of our business, including currency risk and dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
This notice does not constitute an offer for sale of securities in Brazil, in the United States or in any other jurisdiction.

Rio de Janeiro, Brazil, December 15, 2004

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2004

Embratel Participações S.A.

By: /s/ Carlos Henrique Moreira
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Carlos Henrique Moreira
Title: President and Chief Executive Officer